

June 14, 2021

Mark Lyons
Chief Financial Officer
American International Group, Inc.
175 Water Street
New York, New York 10038

> **Re: American International Group, Inc.**
> **Form 10-K**
> **Filed February 19, 2021**
> **File No. 001-08787**

Dear Mr. Lyons:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed February 19, 2021

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 49

1. We note your disclosure on page 29 that upon the occurrence of certain triggers on the part of Fortitude Re under the applicable reinsurance agreements, your subsidiaries may elect or may be required, to recapture the business ceded under such reinsurance agreements, which would result in a substantial increase to your net insurance liabilities. Please revise future filings to discuss the nature of the triggers and provide additional information regarding the triggers to allow an investor to fully understand the uncertainty, the likelihood of a trigger occurring and the reasonably likely impact on financial condition, results of operations, liquidity or capital resources.

Sale of Fortitude Holdings, page 69

2. We note your disclosure that the sale of Fortitude Re is subject to a post-closing purchase

price adjustment pursuant to which AIG will pay up to a maximum payment of $500 million to Fortitude Re for certain adverse development in property casualty related reserves that may occur on or prior to December 31, 2023. We also note your disclosure on page 298, that you believe the likelihood that you will have to make any material payments is remote and no material liabilities have been recorded. Please tell us the accounting guidance you considered in accounting for the post-closing purchase price adjustment and revise future filings to disclose your accounting policy, or tell us where it is disclosed.

Financial Performance Summary, page 70

3. We note throughout your MD&A you discuss the business reasons for changes in your various financial results. In circumstances where there is more than one business reason for the change, please revise future filings to quantify the incremental impact of each significant individual business reason. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350 for guidance.

Business and Financial Highlights, page 89

4. We note your disclosure that during the second quarter of 2020, AIG entered into a series of quota share reinsurance agreements, including with Lloyd's Syndicate 2019, a Lloyd's syndicate managed by Talbot, to reinsure risks related to PCG which caused net premiums written to decrease in 2020.   To the extent the Lloyd's Syndicate arrangement is in the scope of ASC 808, please provide us and revise future filings to disclose the information required by ASC 808-10-50-1. If you do not believe the arrangement is in the scope of ASC 808, please tell us how you account for the arrangement and identify the relevant accounting guidance and revise future filings to disclose your accounting policies.

Consolidated Statements of Income (Loss), page 185

5. Based on disclosure on page 125, it appears you classify certain unrealized activity including changes in your allowance for credit losses and unrealized changes in the fair value of derivatives as realized in the "Net realized capital gains (losses)" line item in the consolidated statements of income (loss). If so, please revise you current line item description or revise your presentation to more accurately present the nature of the gains (losses).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance